Filed by: McDermott International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File Number: 001-12815

McDermott and CB&I to Combine

December 18, 2017

McDermott International, Inc. and CB&I announced December 18 that the companies have agreed to combine in an all-stock transaction to create a premier fully vertically integrated onshore-offshore company, with a broad engineering, procurement, construction and installation (EPCI) service offering and market leading technology portfolio.

“Customers worldwide increasingly seek a single company that can offer end-to-end solutions, and the combination of McDermott and CB&I responds to these evolving customer needs by creating a leading vertically integrated company,” said David Dickson, President and Chief Executive Officer of McDermott. “This transaction combines two highly complementary businesses to create a leading onshore-offshore EPCI company driven by technology and innovation, with the scale and diversification to better capitalize on global growth opportunities. McDermott has been on a three-year journey that has transformed our company and created a model for delivering sustainable and profitable growth that we believe will unlock value in the near and long term.”

“By applying McDermott’s operational excellence across the combined portfolio, we will be a best-in-class solutions provider driven by consistency in systems, processes, execution and culture,” said David. “We have great respect for the CB&I team and look forward to working with them to realize significant benefits for our combined shareholders, customers and employees.”

CB&I, which stands for Chicago Bridge and Iron, is a leading provider of technology and infrastructure for the energy industry. With more than 125 years of experience, CB&I provides reliable solutions to customers around the world while maintaining a relentless focus on safety and an uncompromising standard of quality

“The combination with McDermott maximizes value for shareholders and provides the opportunity to participate in significant upside potential as we create a premier vertically integrated engineering, procurement, fabrication, construction and installation provider with significant scale, diversification and global presence,” said Patrick K. Mullen, CB&I President and Chief Executive Officer. “Together, we will have a broadened reach across the entire energy industry that addresses evolving customer needs, along with a much stronger and more flexible financial profile than CB&I would independently, which will benefit all our stakeholders. This unique opportunity to combine with McDermott was presented as we pursued the sale of our Technology and former Engineered Products businesses. Our Supervisory and Management Boards and our management team reviewed multiple strategic options and we ultimately decided this transaction is the best path forward and in the best interest of CB&I, and its shareholders and other stakeholders.”

McDermott and CB&I have outlined a highly compelling strategic and financial rationale, described as following:

Complementary global portfolio and an established presence in high-growth markets. This combination will unite McDermott’s established presence in the Middle East and Asia with CB&I’s robust operations in the United States, creating a balanced geographic portfolio with a strong position in high growth developing regions. Further, the combination will create significant opportunities to capture additional value from market trends across the entire value chain. Together, McDermott and CB&I will have a presence across onshore and offshore, upstream, downstream and power markets, enhancing competitiveness and enabling more consistent, predictable performance through market cycle.

Greater ability to respond to evolving customer needs. The combined company will offer customers engineered and constructed facility solutions and fabrication services across the full lifecycle, executed to maximize asset value. Customers will also benefit from enhanced exposure across diverse end markets, including refining, petrochemicals, LNG and power.

Enhanced financial profile to support growth. The combined company is expected to have a strong capital structure. On a pro forma combined basis, McDermott and CB&I would have combined revenues of approximately $10 billioni and a backlog of approximately $14.5 billionii. The combined company is expected to generate EBITDA growth and strong free cash flow, enabling it to rapidly de-lever.

Leverages CB&I’s strong technology capabilities. By retaining CB&I’s Technology business, with its 3,000 patents and patent application trademarks and more than 100 licensed technologies, the combined company will be one of the world’s largest providers of licensed process technologies. McDermott and CB&I anticipate leveraging these capabilities across their customer base to drive follow-on work.

Cash accretive with opportunities for cost and revenue synergies. The transaction is expected to be cash accretive, excluding one-time costs, within the first year after closing. It is also expected to generate annualized cost synergies of $250 million in 2019. This is in addition to the $100 million cost reduction program that CB&I expects to have fully implemented by the end of 2017. The cost synergies are expected to come from operations optimization, G&A savings, supply chain optimization and other related cost savings. Further, McDermott and CB&I expect that the transaction will lead to substantial revenue synergies due to the enhanced capabilities of the combined company.

Common attributes focused on safety and customer engagement. McDermott and CB&I’s combined experience in delivering customer centric solutions and fixed price lump-sum contracts will form the basis for the combined company to deliver a consistent approach to executing projects for customers. Further, their similar cultures will ensure safety remains the number one priority and will help facilitate a seamless transition for partners and employees worldwide.

Upon completion of the transaction, McDermott shareholders will own approximately 53 percent of the combined company on a fully diluted basis and CB&I shareholders will own approximately 47 percent. Under the terms of the business combination agreement (“BCA”), CB&I shareholders will be entitled to receive 2.47221 shares of McDermott common stock for each share of CB&I common stock owned (or 0.82407 shares if McDermott effects a planned three-to-one reverse stock split prior to closing), subject to any withholding taxes. The estimated enterprise value of the transaction is approximately $6 billion, based on the closing share price of McDermott on December 15, 2017.

“Together, we will appoint an integration team with members from McDermott and CB&I to develop a plan for bringing our two companies together,” added David. “The integration team will be led by Tony Brown, McDermott’s Vice President of Strategy, and James Sabin, CB&I’s Executive Vice President of Global Operations Services.”

The Board of Directors will be comprised of 11 members, including 10 independent directors and David Dickson. Five of the independent directors will come from McDermott and five will come from CB&I. Gary P. Luquette, Non-Executive Chair of the McDermott Board, will serve as the combined company’s Non-Executive Chairman.

Under the terms of the business combination agreement (BCA), McDermott intends to effect a three-to-one reverse stock split following which CB&I shareholders will receive 0.82407 shares of McDermott common stock for each share of CB&I common stock owned. The estimated enterprise value of the transaction is approximately $6.0 billion, based on the closing share price of McDermott on December 15, 2017.

The combined company has secured approximately $6 billion of fully-committed financing, led by Barclays, Credit Agricole CIB and Goldman Sachs & Co. LLC, and it is expected that permanently funded debt financing in the form of term loans and unsecured bonds will be put into place prior to closing.

“The progress we have made over the past three years to turn our business around is nothing short of remarkable and this combination is a natural and logical part of our planned growth strategy. We can all be very proud of the work we have done and the results we have achieved together, for McDermott and for our customers. It is your dedication and focus that has made this next exciting step in our transformational journey possible,” David said.

The transaction has been approved by the Boards of both companies and is expected to be completed in the second quarter of 2018. It remains subject to regulatory antitrust approvals, approval by McDermott’s and CB&I’s shareholders and other customary closing conditions.

Employees can watch a video from David Dickson and learn more at this link here. There are several questions and answers on this website, but if you have additional questions, you can submit them to questions@mcdermott.com.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.‘s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC,McDermott and CB&I intend to mail a definitive proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

Various statements in this document, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: anticipated cost and revenue synergies, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow and permanent financing. These forward-looking statements speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination; the risk that a condition to the closing of the anticipated combination may not be satisfied or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination, adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings, and the other risk factors discussed in McDermott’s and CB&I’s most recent Annual Reports on Form 10-K, as well as each company’s other filings with the SEC. These factors are not necessarily all the factors that could affect McDermott or CB&I. Unpredictable or unanticipated factors could also have material adverse effects on actual results of matters that are the subject of these forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises, except as required by applicable securities laws and regulations. We advise our security holders that they should (1) be aware that factors not referred to above could affect the accuracy of these forward-looking statements and (2) use caution and common sense when considering these forward-looking statements.